CANPLATS RESOURCES CORPORATION

Interim Financial Report
April 30, 2009

NOTICE OF NO AUDITOR REVIEW OF INTERIM
CONSOLIDATED FINANCIAL STATEMENTS

These interim consolidated financial statements of the Company for the period ending April 30, 2009 have been prepared by management and have not been subject to review by the Company’s auditors.

#1510 – 999 West Hastings Street, Vancouver, B.C. CANADA V6C 2W2
Phone: (604) 629-8294             Fax: 604-683-8350

Canplats Resources Corporation
(An Exploration Stage Company)
Consolidated Balance Sheets
(expressed in Canadian dollars)

	April 30, 2009	July 31, 2008
	$	$
	(unaudited)

ASSETS
Current
Cash and cash equivalents	3,953,000	7,343,000
Receivables	16,000	23,000
Prepaid expenses and deposits	97,000	96,000
	4,066,000	7,462,000

Valued added tax recoverable	57,000	1,115,000
Property, plant and equipment, net (note 4)	70,000	61,000
Mineral properties	16,435,000	14,042,000
	20,628,000	22,680,000

LIABILITIES AND SHAREHOLDER’S EQUITY
Current
Accounts payable and accrued liabilities	430,000	1,454,000
Due to related parties (note 6)	-	183,000
	430,000	1,637,000

Future income tax liability	1,048,000	910,000
	1,478,000	2,547,000
Shareholders’ Equity
Share capital (note 5)	24,610,000	24,365,000
Valued assigned to stock options and warrants	11,107,000	9,961,000
Contributed surplus	317,000	317,000
Deficit	(16,884,000)	(14,510,000)
	19,150,000	20,133,000
	20,628,000	22,680,000

Approved on behalf of the Board,

“James W. Tutton”	“R.E. Gordon Davis”
James W. Tutton	R.E. Gordon Davis
(Director)	(Director)

The accompanying notes are an integral part of the consolidated financial statements.

1

Canplats Resources Corporation
(An Exploration Stage Company)
Interim Consolidated Statements of Operations, Comprehensive Loss and Deficit
(unaudited - expressed in Canadian dollars)

	Three Months Ended		Nine Months Ended
	April 30,	April 30,	April 30,	April 30,
	2009	2008	2009	2008
	$	$	$	$

Expenses
Bank charges	1,000	850	2,000	2,467
Depreciation	4,000	7,379	12,000	7,930
Donations	5,000	-	5,000	-
General exploration	-	2,133	-	45,974
Insurance	15,000	8,305	33,000	10,888
Investor relations	150,000	111,074	397,000	201,474
Legal, accounting and audit	88,000	37,000	85,000	50,320
Listing and filing fees	9,000	9,733	25,000	12,512
Office	11,000	91,757	97,000	109,024
Rent	30,000	-	88,000	-
Salaries	110,000	65,282	375,000	132,919
Shareholder communications	-	4,398	19,000	14,491
Stock-based compensation	270,000	543,199	1,279,000	1,311,882
Transfer agents	5,000	2,820	19,000	10,360
	(698,000)	(883,930)	(2,436,000)	(1,907,241)
Other income
Interest income	4,000	73,325	42,000	106,854
Foreign exchange gain/(loss)	1,000	619	20,000	(8,697)
	5,000	73,944	62,000	98,157

Loss and comprehensive loss for the period	(693,000)	(809,986)	(2,374,000)	(1,809,084)
Deficit – Beginning of period	(16,191,000)	(11,914,068)	(14,510,000)	(10,914,970)
Deficit – End of period	(16,884,000)	(12,724,054)	(16,884,000)	(12,724,054)

Weighted average number of shares issued	56,921,567	55,579,806	56,620,763	51,123,587

Basic loss per share	$(0.01)	$(0.01)	$(0.04)	$(0.04)

The accompanying notes are an integral part of the consolidated financial statements.

2

Canplats Resources Corporation
(An Exploration Stage Company)
Interim Consolidated Statements of Cash Flows
(unaudited - expressed in Canadian dollars)

	Three Months Ended		Nine Months Ended
	April 30,	April 30,	April 30,	April 30,
	2009	2008	2009	2008
	$	$	$	$

Operating activities
Loss for the period	(693,000)	(809,986)	(2,374,000)	(1,809,084)
Non-cash items:
Stock-based compensation	270,000	543,199	1,279,000	1,311,882
Depreciation	4,000	7,379	12,000	7,930
Decrease (increase) in non-cash working capital:
Accounts receivable	8,000	(248,718)	7,000	(280,544)
Accounts payable and accrued liabilities	258,000	26,126	(86,000)	62,044
Due to related parties	(72,000)	(10,871)	(248,000)	113,365
Prepaid expenses	(26,000)	-	(1,000)	-
Cash used in operating activities	(251,000)	(492,871)	(1,411,000)	(594,407)

Financing activities
Shares issued for cash	133,000	15,789,600	148,000	16,023,450
Share issue costs	-	(1,117,950)	-	(1,117,950)
Shares to be issued	-	(382,500)	-	-
Cash generated by financing activities	133,000	14,289,150	148,000	14,905,500

Investing activities
Mineral property costs	(551,000)	(2,828,313)	(3,159,000)	(4,051,625)
Purchase of property, plant and equipment	-	(65,753)	(26,000)	(69,091)
Decrease (increase) in VAT recoverable	3,000	(185,247)	1,058,000	(314,734)
Cash used in investing activities	(548,000)	(3,079,313)	(2,127,000)	(4,435,450)

Increase (decrease) in cash	(666,000)	10,716,966	(3,390,000)	9,875,643
Cash and cash equivalents – beginning of period	4,619,000	1,265,228	7,343,000	2,106,551
Cash and cash equivalents – end of period	3,953,000	11,982,194	3,953,000	11,982,194

Supplementary Information

Interest received in cash during period:                     $4,000

The accompanying notes are an integral part of the consolidated financial statements.

3

Canplats Resources Corporation
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(unaudited - expressed in Canadian dollars, except number of shares)

	Number of	Share Capital	Value Assigned	Contributed		Total
	Common	Issued	to Stock Options	Surplus	Deficit	Shareholders’
	Shares	$	and Warrants	$	$	Equity
			$			$

Balance, July 31, 2007	48,810,056	15,539,000	658,000	317,000	(10,915,000)	5,599,000

Issued for cash:
Private placement, net of share
issue costs	7,000,000	14,632,000	-	-	-	14,632,000
Exercise of options	874,000	375,000	-	-	-	375,000
Exercise of warrants	64,000	192,000	-	-	-	192,000
Non cash:
Value assigned to options granted	-	-	2,930,000	-	-	2,930,000
Value assigned to options	-	245,000	(245,000)	-	-	-
exercised
Value assigned to warrants	-	(5,927,000)	5,927,000	-	-	-
Value assigned to warrants	-	108,000	(108,000)	-	-	-
exercised
Value assigned to underwriters’
warrants	-	(799,000)	799,000	-	-	-
Loss for the year	-	-	-	-	(3,595,000)	(3,595,000)
Balance, July 31, 2008	56,748,056	24,365,000	9,961,000	317,000	(14,510,000)	20,133,000

Issued for cash:
Exercise of options	332,000	148,000	-	-	-	148,000
Non-cash:
Value assigned to options exercised	-	119,000	(119,000)	-	-	-
Value assigned to options granted	-	(22,000)	1,265,000	-		1,243,000
Loss for the period	-	-	-	-	(2,374,000)	(2,374,000)
Balance April 30, 2009	57,080,056	24,610,000	11,107,000	317,000	(16,884,000)	19,150,000

The accompanying notes are an integral part of the consolidated financial statements.

4

Canplats Resources Corporation
(An Exploration Stage Company)
Mineral Property Costs
For the nine months ending April 30, 2009
(unaudited – expressed in Canadian dollars)

	Rodeo	Yerbabuena	El Rincon	Mecatona	Maijoma	El Alamo	Camino Rojo
	(Mexico)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	Total
	$	$	$	$	$	$	$	$

Balance, July 31, 2008	1,349,000	1,223,000	205,000	487,000	264,000	310,000	10,204,000	14,042,000
Acquisition costs	-	-	-	-	6,000	-	-	6,000

Assaying	200	-	-	-	-	-	157,800	158,000
Claim taxes	25,000	18,000	21,000	4,000	-	52,000	206,000	326,000
Drilling	-	-	-	-	-	-	161,000	161,000
Engineering and drafting	-	-	-	-	-	-	149,000	149,000
Environmental	-	-	-	-	-	-	10,000	10,000
Finder’s fees	8,000	40,000	-	-	-	-	-	48,000
Foreign exchange	9,000	5,000	3,000	-	-	8,000	228,000	253,000
Gas and oil	-	-	-	-	-	-	2,000	2,000
Governmental fees	-	-	-	-	-	-	1,000	1,000
Living costs	-	-	-	-	-	-	8,000	8,000
Maps, prints and film	-	-	-	-	-	-	3,000	3,000
Metallurgical test work	-	-	-	-	-	-	374,000	374,000
Miscellaneous	-	-	14,000	9,000	9,000	17,000	267,000	316,000
Office Expense	-	-	-	-	-	-	1,000	1,000
Property holding costs associated
with future income taxes	-	-	2,000	2,000	2,000	5,000	127,000	138,000
Rent	-	-	-	-	-	-	90,000	90,000
Geology, salaries and consulting	-	-	-	1,000	-	-	340,000	341,000
Travel Expenses	-	-	-	-	-	-	3,000	3,000
Trenching	-	-	-	-	-	-	5,000	5,000
Exploration costs for the period	42,200	63,000	40,000	16,000	11,000	82,000	2,132,800	2,387,000

Balance April 30, 2009	1,391,200	1,286,000	245,000	503,000	281,000	392,000	12,336,800	16,435,000

The accompanying notes are an integral part of the consolidated financial statements.

5

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the nine months ended April 30, 2009
(unaudited – expressed in Canadian dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the process of acquiring, exploring and developing precious and base metal mineral properties. The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis. Management has estimated that the Company will have adequate funds from existing working capital to meet its corporate, administrative and property obligations for the coming year. If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred exploration costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or sale. The amounts shown as deferred exploration expenditures and property acquisition costs represent net costs to date, less amounts amortized and written- off, and do not necessarily represent present or future values.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These interim consolidated financial statements follow the same accounting policies as our most recent audited annual consolidated financial statements. All inter-company balances are eliminated upon consolidation. These statements do not contain all the information required for annual financial statements and should be read in conjunction with our annual consolidated financial statements. In the opinion of management, all of the adjustments necessary to fairly present the consolidated financial statements set forth herein have been made. The Company has reclassified and rounded certain comparative figures to reflect the presentation used in its most recent annual consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the nine months ended April 30, 2009
(unaudited – expressed in Canadian dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Changes in Accounting Policies

Capital Disclosure

Effective August 1, 2008, the Company adopted CICA Handbook Section 1535, “Capital Disclosures”, which requires the disclosure of information on the Company’s objectives, policies, and processes for managing capital. This information is disclosed in note 7.

Financial Instruments – Disclosures

Effective August 1, 2008, the Company adopted CICA Handbook Section 3862, “Financial Instruments – Disclosures” and CICA Handbook Section 3863, “Financial Instruments – Presentation”. Section 3862 requires the disclosure of quantitative and qualitative information in financial statements to evaluate (a) the significance of financial instruments for the Company’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date. Management’s objectives, policies and procedures for managing such risks are disclosed in note 3. Section 3863 replaces the existing requirements on presentation of financial instruments.

As at April 30, 2009, the Company’s financial instruments are comprised of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The fair value of accounts receivable, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity or capacity of prompt liquidation. Cash and cash equivalents are designated as available-for-sale as they are not acquired for purpose of trading and have short-term maturity.

Going Concern

Effective August 1, 2008, the Company adopted an amendment to CICA Handbook Section 1400, “General Standards of Financial Statement Presentation” in relation to going concern. The amendment requires management to assess an entity’s ability to continue as a going concern. The adoption did not have a material impact on the consolidated financial statements for any of the periods presented.

Mining Exploration Costs

Effective March 27, 2009, the Company adopted Emerging Issues Committee (“EIC”) Abstract 174, “Mining Exploration Costs”. This standard provides guidance on the capitalization of exploration costs related to mining properties, in particular, and on impairment of long-lived assets. The adoption of this standard did not have a significant impact on our consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the nine months ended April 30, 2009
(unaudited – expressed in Canadian dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

Recent accounting pronouncements issued which may impact us in the future are as follows:

Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre- operating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations. The changes are effective for interim and annual financial statements beginning August 1, 2009. The Company does not expect the adoption of these changes to have an impact on its financial statements.

International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that publicly listed companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption may be permitted, however, exemptive relief requires approval of the Canadian Securities Administrators. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended July 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.	FINANCIAL INSTRUMENTS

Financial Risk Management

The Company is exposed to a variety of financial risks, including foreign exchange risk, interest rate risk, commodity price risk, credit risk and liquidity risk. From time to time, the Company may use foreign exchange contracts and interest rate swaps to manage exposure to fluctuations in foreign exchange and interest rates. The Company does not have a practice of trading derivatives.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the nine months ended April 30, 2009
(unaudited – expressed in Canadian dollars, unless otherwise stated)

3.	FINANCIAL INSTRUMENTS (Cont’d)

Foreign Exchange Risk

The Company operates projects in more than one country and, therefore, foreign exchange risk exposures arise from transactions denominated in foreign currencies. The Company’s foreign exchange risk arises primarily with respect to the US Dollar, as some of the Company’s cash and cash equivalents and accounts payable and accrued liabilities are denominated in US Dollar. At the statement date a one cent variation in the exchange rate will change net loss by approximately $2,000.

The Company’s exposure of US Dollar on financial instruments is as follows:

	April 30, 2009	July 31, 2009
	USD	USD
	$	$
Cash and cash equivalents	232,000	1,198,000
Accounts payable and accrued liabilities	117,175	(904,000)
	349,175	294,0000

Interest Rate Risk

Our interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents. Cash and cash equivalents receive interest based on market interest rates. At the statement date a 1% change in interest rates would change net loss by approximately $28,000.

Commodity Price Risk

Our profitability and long-term viability will depend, in large part, on the market price of gold and silver. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including: global or regional consumption patterns; the supply of, and demand for, these metals; speculative activities; the availability and costs of metal substitutes; expectations for inflation; and political and economic conditions, including interest rates and currency values. We cannot predict the effect of these factors on metal prices. A decrease in the market price of gold and silver could affect our ability to finance the exploration and development of any of our other mineral properties. The market price of silver and other metals may be subject to significant fluctuations.

Credit Risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. Our credit risk arises primarily with respect to our money market investments.

We manage our credit risk by investing only in obligations of any Province of Canada, Canada or the United States of America or their respective agencies, obligations of enterprises sponsored by any of the above governments; banker’s acceptances purchased in the secondary market and having received the highest credit rating from a recognized rating agency in Canada or the United States, with a term of less than 180 days; and bank term deposits and bearer deposit notes, with a term of less than 180 days.

Our maximum exposure to credit risk at the reporting date is the carrying value of cash and cash equivalents.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the nine months ended April 30, 2009
(unaudited – expressed in Canadian dollars, unless otherwise stated)

3.	FINANCIAL INSTRUMENTS (Cont’d)

Liquidity Risk

We manage liquidity risk by maintaining adequate cash and cash equivalent balances. If necessary, we may raise funds through the issuance of equity or monetization of non core assets. We ensure that there is sufficient capital to meet our obligations by continuously monitoring and reviewing actual and forecasted cash flows, and match the maturity profile of financial assets to operating needs.

Contractual undiscounted cash flow requirement for financial liabilities as at April 30, 2009 is as follows:

	Less than 1 year	1-3 years	4-5 years	Total
	$	$	$	$

Office lease obligations	52,000	155,000	156,000	363,000

4.	PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment are as follows:

	April 30, 2009			July 31, 2008
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
	$	$	$	$

Computer equipment	21,000	7,000	14,000	6,000
Furniture and fixtures	35,000	7,000	28,000	22,000
Leasehold improvements	37,000	9,000	28,000	33,000
	93,000	23,000	70,000	61,000

5.	SHARE CAPITAL

	(a)	Common Shares

Shares authorized: Unlimited number of common shares, no par value.

	(b)	Stock Options

As at April 30, 2009, the number of common share stock options outstanding was 5,234,000 with a weighted average exercise price of $1.24 and a weighted average life of 3.58 years.

During the nine month period ended April 30, 2009, 1,095,000 stock options were granted to officers, employees and consultants of the Company with the range of exercise prices from $1.20 to $1.86 and all have a 5 year expiry.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the nine months ended April 30, 2009
(unaudited – expressed in Canadian dollars, unless otherwise stated)

6.	RELATED PARTY TRANSACTIONS

The Company was billed $4,022 for this quarter, $121,464 to date (2008 - $806,851) for fees and expenses related to geological support, management, and administration services provided by Silver Standard Resources Inc., a company of which two directors are also directors. At April 30, 2009, $1,043 is due from Silver Standard which is included in Accounts Receivable (2008 - $ 134,215 due to Silver Standard). Any amounts payable to related parties are non-interest bearing and without specific terms of repayment. These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties.

7.	CAPITAL RISK MANAGEMENT

The Company’s objectives when managing capital are:

• to safeguard the ability to continue as a going concern in order to pursue the exploration of mineral properties
• to provide an adequate return to shareholders
• to maintain a flexible capital structure which optimizes the cost of capital

In order to facilitate the management of our capital requirements, management prepares annual expenditure budgets and continuously monitors and reviews actual and forecasted cash flow. The annual and updated budgets are approved by the Board of Directors.

To maintain the capital structure, the Company may, from time to time, attempt to issue new shares or dispose of non-core assets. Management expects the Company’s current capital resources will be sufficient to carry its exploration and development plans through the current operating period.

8.	SEGMENTED INFORMATION

The Company operates in one industry segment which is the acquisition and exploration of mineral properties. Losses for the period and segment assets by geographic location are as follows:

	Loss for the period		Total assets at
	Nine months	Nine months	April 30,	April 30,
	ended	ended	2009	2008
	April 30, 2009	April 30, 2008	$	$
	$	$

Canada	(2,104,000)	(1,806,880)	3,284,000	12,031,791
Mexico	-	(2,204)	17,344,000	10,216,550
Total	(2,104,000)	(1,809,084)	20,628,000	22,248,341